UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-10706

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMERICA INCORPORATED PREFERRED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMERICA INCORPORATED

Comerica Bank Tower

1717 Main Street

MC 6404

Dallas, Texas 75201

Comerica Incorporated Preferred Savings Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not applicable and have been omitted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Comerica Incorporated Preferred Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Comerica Incorporated Preferred Savings Plan

/s/ Jon W. Bilstrom
Jon W. Bilstrom
Executive Vice President - Governance,
Regulatory Relations and Legal Affairs
Comerica Incorporated

Dated: June 16, 2011

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Comerica Incorporated Preferred Savings Plan

Years Ended December 31, 2010 and 2009

with Report of Independent Registered Public Accounting Firm

Comerica Incorporated

Preferred Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Audit Committee

Comerica Incorporated

We have audited the accompanying statements of net assets available for benefits of the Comerica Incorporated Preferred Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Dallas, Texas
June 16, 2011

Comerica Incorporated Preferred Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments, at fair value:
Mutual funds	$370,865,667	$308,486,041
Collective trust and other funds	333,248,839	298,486,944
Comerica Incorporated common stock	138,991,661	108,234,575

Total investments	843,106,167	715,207,560

Accrued income receivable	219,202	183,438
Receivable for unsettled trades	—	32,328
Employer contributions receivable	3,348,949	2,941,303
Notes receivable from participants	23,497,315	20,922,123

Net assets reflecting investments at fair value	870,171,633	739,286,752
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	143,058	2,523,883

Net assets available for benefits	$870,314,691	$741,810,635

See accompanying notes.

Comerica Incorporated Preferred Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2010	2009

Additions
Participant contributions	$39,812,056	$40,030,345
Employer contributions	21,559,370	22,347,781
Dividend and interest income	11,670,675	5,935,174
Other additions	156,600	—

Total additions	73,198,701	68,313,300

Deductions
Distributions to participants	59,218,316	45,353,790
Administrative expenses and other deductions	20,043	7,054

Total deductions	59,238,359	45,360,844

Net appreciation in fair value of investments	114,543,714	127,930,913

Net increase for the year	128,504,056	150,883,369
Net assets available for benefits at:
Beginning of year	741,810,635	590,927,266

End of year	$870,314,691	$741,810,635

See accompanying notes.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements

1. Description of the Plan

The Comerica Incorporated Preferred Savings Plan (the Plan) is a 401(k) plan, with a defined contribution feature, covering all eligible employees of Comerica Incorporated (the Corporation) and certain subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Information about the Plan agreement, participants’ investment alternatives and the vesting and benefit provisions is contained in the summary plan descriptions captioned “Comerica Incorporated Preferred Savings 401(k) Plan” and “Comerica Incorporated Retirement Account Plan.” Copies of these summary plan descriptions are available on the internet at www.comericaretirement.com.

Effective January 1, 2011, the Corporation separated the Plan into three components: the Comerica Incorporated Preferred Savings Plan, to hold the traditional 401(k) feature of the Plan; the Comerica Incorporated Retirement Account Plan, to hold the defined contribution feature of the Plan; and the Comerica Incorporated Defined Contribution and Preferred Savings Trust, a master trust holding the assets of both Plans. In connection with the Plan separation, assets totaling $5,305,894 were transferred from the Preferred Savings Plan to the Retirement Account Plan in January 2011. Although the Plan was separated into three distinct and separate components, there were no substantive changes made to the existing terms of the Plan.

Although the Corporation has not expressed any intent to do so, other than as described above, the Corporation has the right under the Plan to amend or terminate the Plan at any time. In the event the Plan is terminated, all participants’ accounts become fully vested and non-forfeitable.

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document and the summary plan descriptions for more complete information.

Eligibility

Employees are generally eligible to participate in the 401(k) feature of the Plan on the first day of the month coincident with or following six consecutive months of service. All employees hired on or after January 1, 2007 who work at least 1,000 hours per year are generally eligible to participate in the defined contribution feature of the Plan after completing one year of service.

Participant Contributions

Participants may make pre-tax contributions to the Plan through payroll deductions, not to exceed the lesser of 50 percent of the participant’s annual compensation or the Internal Revenue Service (IRS) allowed maximum ($16,500, plus an additional $5,500 for participants age 50 or over, in 2010 and 2009). Participants direct the investment of their accounts among the investment funds offered by the Plan. Participants may change their investment options at any time. If a participant does not make an investment election upon enrollment, the participant’s contributions are initially invested in the Comerica Destination Fund appropriate for the participant’s age and can be redirected by the participant at any time at their discretion.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Rollover contributions are also accepted from other tax-qualified plans, providing certain specified conditions are met.

Employer Matching Contributions

The Corporation makes a matching contribution on behalf of each participant of 100 percent of the first four percent of qualified earnings contributed by the participant, up to the current IRS compensation limit, invested based on the participant’s investment elections.

Employer Defined Contributions

Under the defined contribution feature of the Plan, the Corporation makes an annual contribution to the individual account of each eligible participant ranging from three percent to eight percent of annual compensation, determined based on combined age and years of service. The contributions are invested based on employee investment elections. The employee fully vests in the defined contribution account after three years of service.

Contributions receivable represent the defined contributions due from the Corporation for the years ended December 31, 2010 and 2009.

Dividend Election

Effective September 16, 2008, the Plan discontinued the Corporation’s common stock as an investment election available to participants for future contributions or reallocations from other investments. Participants’ existing investments in the Corporation’s common stock are held in an Employee Stock Ownership Plan (ESOP) investment. Participants may elect to either reinvest the dividends within the Plan or receive the dividends as cash with their regular pay.

Forfeited Accounts

Unallocated employer contributions resulting from employee forfeitures are retained in the Plan and used to reduce future employer contributions. Unallocated employer contributions are primarily retained in the Stable Value Fund as of December 31, 2010 and 2009.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The following table presents a summary of changes in unallocated employer contributions during the plan years ended December 31, 2010 and 2009:

Balance at January 1, 2009	$17
Employee forfeitures during the year	371,143
Net appreciation in fair value of investments	136
Dividend income	4,253

Balance at December 31, 2009	$375,549
Employee forfeitures during the year	383,744
Reduction of employer contributions	(226,332)
Net appreciation in fair value of investments	195
Dividend income	11,309

Balance at December 31, 2010	$544,465

Participant Loans

Participants generally may borrow from their account balances an amount not to exceed the lesser of $50,000 or 50 percent of their total contributions, matching contribution and rollover contribution account balances. Participants may have only two loans outstanding at any time. Each loan is required to be repaid within five years or less or up to 15 years if the loan is for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest determined at origination (currently one percent above the Prime Rate published in The Wall Street Journal). Principal and interest are paid by the participant through payroll deductions. Participants are charged a fee to initiate each loan as well as a quarterly loan maintenance fee.

Plan Expenses

Administrative expenses incurred in connection with the operation of the Plan are paid by the Corporation and by revenue sharing with the recordkeeper. Certain investment transaction expenses and participant loan fees are charged to the participants’ accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Plan conform to U.S. generally accepted accounting principles. Certain prior year amounts have been reclassified to conform to the current presentation. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Fair value measurement applies whenever accounting guidance requires or permits assets or liabilities to be measured at fair value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date. Fair value is based on the assumptions market participants would use when pricing an asset or liability. Fair value measurement and disclosure guidance establishes a three-level fair value hierarchy that prioritizes the information used to develop fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are separately disclosed by level within the fair value hierarchy. For assets recorded at fair value, it is the Plan’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements for those items for which there is an active market.

Investment contracts held by a defined contribution plan are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The contract value represents contributions plus earnings at the guaranteed rate, less participant withdrawals and administrative expenses. The Stable Value Fund is a collective trust fund that primarily invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic GICs. The Statements of Net Assets Available for Benefits present the fair value of the collective trust funds and the adjustment from fair value to contract value for the Stable Value Fund at December 31, 2010 and 2009. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

During 2010, the Plan adopted Accounting Standards Update (ASU) 2010-06, “Improving Disclosures about Fair Value Measurements,” (ASU 2010-06). ASU 2010-06 requires increased disaggregation for each class of assets and liabilities measured at fair value, separate disclosure of significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and the reasons for the transfers, and disclosure of purchases, sales, issuances and settlements activity on a gross (rather than net) basis in the Level 3 reconciliation of fair value measurements for assets and liabilities measured at fair value on a recurring basis. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Also during 2010, the Plan adopted ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans,” (ASU 2010-25). ASU 2010-25 requires that loans to participants be classified as notes receivable from participants and measured at the unpaid principal balance plus accrued but unpaid interest. Previously, loans were measured at fair value and classified as investments. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Securities transactions are recorded on a trade-date basis. Realized gains and losses are reported based on the average cost of securities sold. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

3. Fair Value

The Plan utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Mutual funds, collective trust funds, and Comerica Incorporated common stock are recorded at fair value on a recurring basis.

The Plan categorizes assets and liabilities at fair value into a three-level hierarchy, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1	Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2	Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3	Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies and key inputs used to measure assets recorded at fair value, including an indication of the level of the fair value hierarchy in which the assets are classified. Transfers of assets between levels of the fair value hierarchy are recognized at the beginning of the reporting period, when applicable.

Mutual funds: Mutual funds are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of shares outstanding. Mutual fund NAVs are quoted in an active market and are classified in Level 1 of the fair value hierarchy.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

3. Fair Value (continued)

Collective trust funds: Collective trust funds are valued using the NAV provided by the administrator of the fund. The NAV is based primarily on observable inputs, generally the quoted prices for the underlying assets owned by the fund. Collective trust funds are classified in Level 2 of the fair value hierarchy.

The underlying investments of the Stable Value Fund consist of cash equivalents, collective trust funds, GICs and synthetic GICs. Cash equivalents are money market funds that are valued at cost. The collective trust fund values are based on the NAV provided by the administrator of the fund. The GICs are valued utilizing a discounted cash flow model based on the average spread over a like-duration Treasury available in the market on the valuation date. The fair value of the synthetic GICs is based upon the fair value of the underlying assets at the NAV, as described above. The issuers of GICs guarantee that all qualified participant withdrawals will occur at contract value. The fair value of the issuer guarantees were not significant inputs to the valuation. The Plan classifies the Stable Value Fund in Level 2 of the fair value hierarchy.

Comerica Incorporated common stock: Fair value measurement of Comerica Incorporated common stock is based upon the closing price reported on the New York Stock Exchange and is classified in Level 1 of the fair value hierarchy.

The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents, by level within the fair value hierarchy, the recorded amount of the Plan’s assets measured at fair value on a recurring basis. The Plan had no assets classified within Level 3 of the fair value hierarchy at December 31, 2010 and 2009. There were no liabilities measured at fair value at December 31, 2010 and 2009. There were no transfers of assets recorded at fair value into or out of Level 1 and Level 2 fair value measurements during the years ended December 31, 2010 and 2009.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

3. Fair Value (continued)

December 31, 2010	Total	Level 1	Level 2
Mutual funds:
International funds	$74,857,970	$74,857,970	$—
Small cap funds	81,542,329	81,542,329	—
Mid cap funds	70,857,138	70,857,138	—
Large cap funds	66,761,603	66,761,603	—
Balanced fund	26,576,846	26,576,846	—
Bond funds	43,684,791	43,684,791	—
Money market fund	6,584,990	6,584,990	—

Total mutual funds	370,865,667	370,865,667	—

Collective trust funds:
Asset allocation funds	89,106,056	—	89,106,056
Large cap fund	99,066,738	—	99,066,738
Stable value fund	145,076,045	—	145,076,045

Total collective trust funds	333,248,839	—	333,248,839

Comerica Incorporated common stock	138,991,661	138,991,661	—

Total assets recorded at fair value	$843,106,167	$509,857,328	$333,248,839

December 31, 2009
Mutual funds:
International funds	$63,304,022	$63,304,022	$—
Small cap funds	64,451,262	64,451,262	—
Mid cap funds	55,901,149	55,901,149	—
Large cap funds	58,427,415	58,427,415	—
Balanced fund	23,682,947	23,682,947	—
Bond funds	37,475,076	37,475,076	—
Money market fund	5,244,170	5,244,170	—

Total mutual funds	308,486,041	308,486,041	—

Collective trust funds:
Asset allocation funds	65,571,607	—	65,571,607
Large cap fund	89,271,848	—	89,271,848
Stable value fund	143,640,733	—	143,640,733
Money market fund	2,756	—	2,756

Total collective trust funds	298,486,944	—	298,486,944

Comerica Incorporated common stock	108,234,575	108,234,575	—

Total assets recorded at fair value	$715,207,560	$416,720,616	$298,486,944

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

4. Investments

The fair value of individual investments that represented 5 percent or more of the Plan’s net assets available for benefits at the end of the respective years was as follows:

	December 31,
	2010	2009

Comerica Stable Value Fund	$145,076,045	$143,640,733
Comerica Incorporated common stock	138,991,661	108,234,575
Comerica S&P 500 Index Fund	99,066,738	89,271,848
William Blair International Growth Fund	43,960,677	38,059,123

During the years ended December 31, 2010 and 2009, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in fair value as follows:

	Years Ended December 31,
	2010	2009

Mutual funds	$46,532,096	$59,010,389
Collective trust funds	23,343,319	32,507,358
Comerica Incorporated common stock	44,668,299	36,413,166

	$114,543,714	$127,930,913

5. Transactions With Parties-in-Interest

Certain Plan investments are shares of collective trust funds managed by Comerica Bank (the Bank), a subsidiary of the Corporation. The Bank serves as trustee of the Plan. Transactions involving funds administered by the trustee qualify as exempt party-in-interest transactions. Participants direct how their contributions are invested within the Plan.

The Bank provides the Plan with certain accounting and administrative services for which no fees are charged.

On December 31, 2010 and 2009, the Plan held 3,290,522 shares and 3,660,282 shares of Comerica Incorporated common stock, respectively, with fair values of $138,991,661 and $108,234,575, respectively. During the years ended December 31, 2010 and 2009, the Plan recorded dividend income from Comerica Incorporated common stock of $742,305 and $791,556, respectively.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

6. Tax Status

The Plan received a determination letter from the Internal Revenue Service dated December 11, 2007, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the U.S. require plan management to evaluate uncertain tax positions taken by the Plan. Because the Corporation believes the Plan is qualified and the related trust is tax exempt, the Corporation concluded that there are no uncertain tax positions taken or expected to be taken.

7. Reconciliation of Financial Statements to Form 5500

	December 31,
	2010	2009
Net assets available for benefits per financial statements	$870,314,691	$741,810,635
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(143,058)	(2,523,883)

Net assets per Form 5500	$870,171,633	$739,286,752

Increase in net assets per financial statements	$128,504,056	$150,883,369
Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,380,825	3,538,510

Increase in net assets per Form 5500	$130,884,881	$154,421,879

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Comerica Incorporated Preferred Savings Plan

EIN: #38-1998421            Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Mutual Funds
American Funds	The Growth Fund of America – 912,219 shares	$27,722,321
	Capital World Growth and Income Fund – 743,728 shares	26,573,404

Blackrock Funds	Blackrock Inflation Protected Bond Portfolio – 83,518 shares	901,163

Eagle Mutual Funds	Eagle Small Cap Growth Fund – 732,570 shares	27,918,247

Franklin/Templeton Investments	Franklin Rising Dividends Fund – 633,734 shares	20,818,177
	Templeton Global Bond Fund – 130,164 shares	1,765,030

Invesco Funds	Invesco Van Kampen Equity and Income Fund – 3,093,929 shares	26,576,846
	Invesco STIT Treasury Fund – 6,584,990 shares	6,584,990

Munder Funds	Munder Large-Cap Value Fund – 2,185,778 shares	28,130,963
	Munder Mid-Cap Core Growth Fund – 999,139 shares	28,425,513

Neuberger Berman Funds	Neuberger Berman Genesis Fund – 862,865 shares	41,106,908

Oppenheimer Funds	Oppenheimer Developing Markets Fund – 119,875 shares	4,323,890

PIMCO Funds	PIMCO GNMA Fund – 1,704,995 shares	19,471,040
	PIMCO Total Return Fund – 1,928,960 shares	20,929,214

Vanguard Funds	Vanguard Mid-Cap Index Fund – 1,061,564 shares	21,613,447
	Vanguard Small-Cap Index Fund – 359,999 shares	12,517,174
	Vanguard Total Bond Market Index Fund – 58,334 shares	618,344

William Blair Funds	William Blair Growth Fund – 967,050 shares	10,908,319
	William Blair International Growth Fund – 2,011,930 shares	43,960,677

Total Mutual Funds		370,865,667

Collective Trust and Other Funds
Comerica Incorporated (a)	Stable Value Fund – 145,219,103 shares	145,076,045
	S&P 500 Index Fund – 7,996,889 units	99,066,738
	Destination Retirement Fund – 613,058 units	8,093,586
	Destination 2015 Fund – 1,838,663 units	24,371,971
	Destination 2025 Fund – 2,080,706 units	27,553,517
	Destination 2035 Fund – 1,207,525 units	15,795,265
	Destination 2045 Fund – 990,051 units	13,291,717

Total Collective Trust and Other Funds		333,248,839

Comerica Incorporated (a)	Common Stock – 3,290,522 shares	138,991,661

Participant loans (a)	Interest rate range: 6.99% to 11.74%, with various maturity dates	23,497,315

Total investments		$866,603,482

(a)	Party-in-interest.

Supplemental Schedule